Exhibit 21.1

Subsidiaries of eXp World Holdings, Inc.*

Name	Jurisdiction of Organization
eXp Realty, LLC	Washington
eXp Realty of California, Inc.	Washington
eXp Realty of Connecticut, LLC	Connecticut
eXp Realty Associates, LLC	Georgia
eXp Realty of Canada, Inc.	Canada
eXp Realty North, LLC	North Dakota
eXp International Holdings, Inc.	Delaware
Zoocasa Realty Inc.	Canada
eXp World Technologies, LLC	Delaware
SUCCESS Enterprises LLC	Delaware

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of eXp World Holdings, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.